April 27, 2005


Via Facsimile at (617) 248-4000 and U.S. Mail

William C. Rogers, Esq.
Choate, Hall & Stewart LLP
53 State Street
Boston, MA  02109

	Re:	Sierra Pacific Resources
Schedule TO-I filed April 15, 2005
SEC File No.  5-44979

Form S-4 Filed April 15, 2005
SEC File No. 333-124083

Dear Mr. Rogers:

	We have the following comments on your filings.

Schedule TO-I
1. Supplementally advise us as to what consideration you have given as to whether the exchange of Old PIES for New PIES will have a going private effect, pursuant to Rule 13e-3(a)(3)(ii).
Exhibit (a)(5)
2. We note your indication that this exhibit was filed pursuant to Rule 425, however, we find no record of this submission having been made on EDGAR. Please advise.

Form S-4
	Fee Table
3. Please supplementally explain how you arrived at the maximum number of shares that could be issued upon settlement of the purchase contracts. Further, footnote (4) should be revised to explain how you arrived at the corresponding filing fee of $21,588 for the registration of the common stock.
4.
We presume that this prospectus may be used by the remarketing agent to remarket the Senior Notes. If so, please include appropriate disclosure in the prospectus about this plan of distribution and include a reference in the fee table to the fact that this registration statement is also covering any future remarketing of the
Senior Notes.
5. Please separately identify the rights attached to the common stock you are issuing in the fee table so it is clear that they are being registered at this time. See paragraph G.109 of our Manual of Publicly Available Telephone Interpretations.
Cover Page
6. We note that you have elected to commence this exchange offer early, pursuant to Rule 162. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Rule 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the
"red herring" legend in an early commencement exchange offer, please see Q&A 2 in Part I.E in the Third Supplement (July 2001) the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, available on the SEC`s Web site at www.sec.gov.
7. Please disclose on the cover page, summary or equally prominent section of the filing the aggregate amount of indebtedness that will rank senior to or equally with the Senior Notes as of the date of your latest balance sheet. Also, disclose the amount of additional senior debt you may incur as of such date.

Questions and Answers About the Exchange Offer, page iii
8. See "Who can participate in the exchange offer?" We note your indication that you are not seeking to exchange any Old PIES that are
Treasury PIES, however, Corporate PIES, which you are accepting, may be recreated from Treasury PIES. Please explain why you believe it is appropriate to exclude certain Old PIES holders under Rule 13e-4(f)(8).
9. See "Why are we making the exchange offer?" Please revise to elaborate about the "favorable market conditions" that are causing you to conduct the exchange offer. In light of the fact that the Old
PIES may be remarketed in August, why do you believe it is necessary to offer to exchange New PIES that may be remarketed sooner? See
Item 1006(a) of Regulation M-A.
10. See "Will Sierra Pacific exchange all of the Old PIES tendered?"
We note your indication that you intend the Old PIES to continue to be listed on the NYSE and, accordingly, that you will reduce the number of Old PIES you will accept for exchange if accepting all would trigger a de-listing. Here and in your discussion that appears under "Conditions to the Exchange Offer," please revise to explain how you will determine the lower amount that will be accepted.

Special Note Regarding Forward-Looking Statements, page vi
11. We note your reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s
Manual of Publicly Available Telephone Interpretations. Please remove your reference to such safe harbor provisions and avoid making reference to the safe harbor in future communications to security holders.

Summary, page 1
12. Revise the introductory paragraph to make clear that the summary highlights material information with respect to Sierra Pacific, the exchange offer and the new PIES, rather than "limited introductory information."

Material Differences Between the Old PIES and New PIES, page 7
13. You indicate here and throughout the prospectus that "certain terms" of the senior notes may be modified in connection with the remarketing of the senior notes, including the maturity date, the redemption provisions, the interest payment dates and the addition of covenants applicable to the senior notes. Please revise to clarify whether the terms you have mentioned are all of the terms that may be modified or only "certain" of them. Further, if possible, give readers some sense as to how they may be modified.

Risk Factors, page 22
14. We note your risk that "The senior notes will be effectively subordinated to any secured debt that we may issue and to the liabilities of our subsidiaries." State, if true, that the ability of you and your subsidiaries to incur additional indebtedness is unlimited under the Indenture.

Sierra Pacific Resources, page 33
15. Please provide support for your statement that you are "among the fastest growing utilities in the United States" and indicate by what measure you are stating this growth. See also, your statement that
"you will rank among the top 10 largest transmission companies in the
United States" in terms of total assets.

Selected Financial Information, page 37
16. We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c) of
Regulation M-A. It does not, however, appear that you have included all of the summary information required by Item 1010(c); specifically, it does not appear that Item 1010(c)(5) has been provided. Please revise to include this information.

The Exchange Offer, page 40
	Conditions to the Exchange Offer, page 41
17. It is not clear from the disclosure by when the conditions must
be satisfied. Please revise the disclosure to make clear that all conditions to the offer must be satisfied or waived on or before the expiration of the offer.
18. A tender offer may only be subject to conditions that are drafted
with sufficient specificity to allow for objective verification that
the conditions have been satisfied.  In this regard, we note the following:
* the reference to "no likelihood" that the acceptance for
exchange
of the outstanding Old PIES will cause the outstanding Old PIES to be
de-listed - consider revising to reflect exactly the circumstances under which the Old PIES will be de-listed, as discussed in the paragraph that follows these bullet points;
* the reference to "threatened" in the second set of bullet
points;
* the references to "might" in the second set of bullet points. Please revise to clarify the conditions in accordance with this comment.
19. We note your indication that you may postpone the acceptance for
exchange of Old PIES validly tendered, if any one of the
conditions
described "is not satisfied or any one of the following conditions has occurred, and the occurrence thereof has not been waived by you..." Please confirm that, in the event you reasonably determine that one of your conditions has been triggered, you will
immediately
advise security holders as to whether you will waive the condition
or
terminate the offer.  You may not otherwise postpone the offer indefinitely.
20. See the last paragraph in this section.  We note your
indication
here and in the Summary section that you may terminate the offer in
the event that you believe that you "will not be able to achieve [y]our intended benefit from the exchange offer because of reasons such as a (i) low tender response to the exchange offer..., (ii) less favorable market conditions at the time of the expiration..., and
(iii) delays in [y]our ability to consummate the exchange offer on
or
about the time currently contemplated..."  Please revise to
clarify
whether this is an additional condition to the offer, as it is not set forth among the rest of the bullet points described above. Further, consistent with comment 18 above, this condition is too vaguely drafted to be objectively verifiable by shareholders. For example, what are the "intended benefits" of the offer? If you have a minimum tender condition of 100,000 Old PIES, why do you also need
a condition that does not quantify the amount needed to tender and instead makes a reference to a quantity that is "not sufficient in amount" to improve your debt maturity profile? What are the "less favorable market conditions" to which you are making reference? What is the timetable you are currently contemplating? Please substantially revise this paragraph to clarify this condition.
	Extension, Delay in Acceptance, Amendment or Termination,
page
43
21. You refer to "applicable law" in the first two bullet points of this section. Please revise to make specific reference to the restrictions posed by applicable law. For example, refer to the requirement that you pay promptly, in accordance with Rules 13e-4(f)(5) and 14e-1(c).

United States Federal Income Tax Consequences, page 85

	U.S. Holders, page 86
22. See the first paragraph under "Tax Consequences for U.S.
Holders
Participating in the Exchange Offer." We note your indication that
"the better view" is that the senior notes and the purchase contracts are treated as separate assets. Please revise to clarify what you mean by this. Does this "better view" constitute counsel`s opinion?
In the same paragraph, please also remove the reference to "should be" with respect to the determination as to an exchange and include a more definitive statement as to counsel`s opinion.
23. See the penultimate paragraph under "Tax Consequences for U.S. Holders Participating in the Exchange Offer." You state that you "intend to take the position..." but previously the disclosure indicates that this discussion constitutes the opinion of counsel. Please revise to state that counsel, as identified, is opining on this issue as a registrant is not permitted to render an opinion concerning the tax consequences of a transaction. See also similar statements on page 5, 89 and 91.
24. In the same paragraph, please remove the statement that assumes that "the positions Sierra Pacific intends to take are correct" as it is not appropriate to assume a legal conclusion that underlies the opinion. See also, the first paragraph under "Possible Alternative
Characterizations of the Exchange" where it is assumed that the senior notes and the purchase contracts will be treated as separate assets, the exchange of Old for New PIES and cash will be treated as an exchange and the exchange of Old Notes for New Notes and the exchange fee is a recapitalization, all of which are legal conclusions underlying the opinion and may not be assumed.

Incorporation of Information We File With the Securities and
Exchange
Commission, page 97
25. Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such "forward" incorporation. Therefore, if you intend to incorporate by reference future information, such as information relating to the exchange offer, please ensure that you will amend the Schedule TO to expressly do so by specific reference to such information.
26. We note that you incorporate by reference any filings that you make after the date of filing the initial registration statement and prior to the effectiveness. It appears that you are relying on paragraph H.69 of our Manual of Publicly Available Telephone Interpretations. Since that position is available only where no pre-effective amendments will otherwise be required, it will not be available for this prospectus. Please remove this language.

Item 22.  Undertakings, page II-2
27. Please revise to provide the undertakings required by Item
512(a)
of Regulation S-K. These are the undertakings regarding Rule 415 offerings. The undertakings are necessary because you have stated that you can extend the expiration date of the offer. Because it is possible that your offering might continue for more than 30 days after effectiveness of the registration statement and, therefore, fall within Rule 415(a)(1)(ix), you must include the Item 512(a) undertakings.

Exhibit 99.1
28. See Instruction 7. Please revise the disclosure that appears here to clarify that you will return the Old PIES not accepted for exchange "promptly," not "as soon as practicable," following the Expiration Date, as you have indicated in the prospectus. Refer to
Rules 13e-4(f)(5) and 14e-1(c).

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
      If you do not agree with a comment, please tell us why in your response. Please direct any questions regarding our comments to me at (202) 551-3264.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions



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April 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE